

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4546

August 16, 2016

Mr. Roland Sackers
Managing Director and Chief Financial Officer
Qiagen N.V.
Hulsterweg 82
5912 PL Venio
The Netherlands

Re: **Qiagen N.V.**
       Form 20-F for the Fiscal Year Ended December 31, 2015
       Filed February 29, 2016
       File No. 000-28564

Dear Mr. Sackers:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Joseph McCann for

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance